

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Steven Foo
Chief Executive Officer
Molecular Data Inc.
11/F, Building 15, 2177 Shenkun Road
Minhang District, Shanghai 201106
People's Republic of China

> **Re: Molecular Data Inc.**
> **Registration Statement on Form F-3**
> **Filed May 25, 2021**
> **File No. 333-256451**

Dear Mr. Foo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Selling Stockholders, page 31

1. It appears that you are relying on Securities Act Rule 430B to omit certain information, including the identity of the selling security holders and the number of shares to be registered on behalf of each of them. If you are relying on Rule 430B for the omission of the identity of the selling stockholders, please demonstrate to us your eligibility to conduct a primary offering pursuant to General Instruction I.B.1 of Form F-3.

General

2. In your next amendment, please include the delaying amendment language set forth in Rule 473 of the Securities Act.

3.   Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholders. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.

4.   We note that you are registering the offer and sale of debt securities. Please amend your registration statement to file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 201.02 and 201.04. Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López at 202-551-3792 or Dietrich King at 202-551-8071 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services